March 12, 2008

PHILIPS FURTHER LOWERS ITS STAKE IN LG DISPLAY TO 13.2%

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has sold 24 million shares of common stock in LG Display Co., Ltd. (NYSE: LPL, KRX: 034220) to investors in a capital markets transaction. This transaction represents 6.7% of LG Display’s issued share capital and reduces Philips’ holding to 13.2%.

The transaction, which closed today, will provide Philips with net proceeds of approximately EUR 680 million, and is expected to result in a non-taxable gain of approximately EUR 95 million in the first quarter of 2008, which will be recognized in financial income and expenses.

This transaction is in line with Philips’ communicated strategy to further reduce its holding in LG Display in a structured and responsible manner.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel. +31 20 59 77 477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

The offer and sale of securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Act”), or under any other applicable securities laws. They may not be sold, transferred, offered for sale, pledged, or hypothecated or otherwise disposed of unless registered under the Act or pursuant to an exemption from the registration requirements of the Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.